--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                 PACIFIC REHABILITATION & SPORTS MEDICINE, INC.

                           (Name of Subject Company)


                            HORIZON PRSM CORPORATION
                       HORIZON/CMS HEALTHCARE CORPORATION
                                   (Bidders)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                  694926 10 6

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                  SCOT SAUDER
                        Vice President of Legal Affairs,
                         Secretary and General Counsel
                       Horizon/CMS Healthcare Corporation
                    6001 Indian School Road, N.E., Suite 530
                             Albuquerque, NM 87110
                                 (505) 881-4961
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                    Copy to:


                                JAMES H. WILSON
                             Vinson & Elkins L.L.P.
                             2300 First City Tower
                                  1001 Fannin
                           Houston, Texas 77002-6760
                                 (713) 758-2222


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP No. 694926 10 6                14D-1

--------------------------------------------------------------------------------

(1) Name of reporting person....................................................
                                                              Horizon PRSM
    Corporation

    S.S. or I.R.S. Identification No. of above person...........................
85-0446446

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group
    (see instructions):

    (a) / /

    (b) / /

--------------------------------------------------------------------------------

(3) SEC use only

--------------------------------------------------------------------------------

(4) Sources of funds (see instructions)
    BK

--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f): / /

--------------------------------------------------------------------------------

(6) Citizenship or place of organization
    Delaware

--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by reporting person

    All of the issued and outstanding shares of common stock, par value $.01 per share

--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in Row 7 excludes certain shares (see instructions) / /

--------------------------------------------------------------------------------

(9) Percent of class represented by amount in Row 7
    100%

--------------------------------------------------------------------------------

(10) Type of reporting person (see instructions)
     CO

--------------------------------------------------------------------------------

CUSIP No. 694926 10 6                14D-1

--------------------------------------------------------------------------------


(1) Name of reporting person....................................................
                                                     Horizon/CMS Healthcare
    Corporation

    S.S. or I.R.S. Identification No. of above person...........................

93-1072052

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group
    (see instructions):

    (a) / /

    (b) / /

--------------------------------------------------------------------------------

(3) SEC use only

--------------------------------------------------------------------------------

(4) Sources of funds (see instructions)
    BK

--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f): / /

--------------------------------------------------------------------------------




(6) Citizenship or place of organization
    Delaware

--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by reporting person

    All of the issued and outstanding shares of common stock, par value $.01 per share

--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in Row 7 excludes certain shares (see instructions) / /

--------------------------------------------------------------------------------

(9) Percent of class represented by amount in Row 7
    100%

--------------------------------------------------------------------------------

(10) Type of reporting person (see instructions)
     CO

--------------------------------------------------------------------------------

CUSIP No. 694926 10 6                14D-1


    This Amendment No. 2 serves as the final amendment to Schedule 14D-1 and reflects the acquisition by Horizon PRSM Corporation ("Horizon PRSM"), a Delaware corporation and a wholly owned indirect subsidiary of Horizon/CMS Healthcare Corporation ("Parent"), of shares of common stock, par value $.01 per share ("Common Stock") of Pacific Rehabilitation & Sports Medicine,
Inc., a Delaware corporation ("Pacific Rehab"), on December 23, 1996, pursuant to Horizon PRSM's offer to purchase (the "Offer to Purchase") all of the issued and outstanding shares of Common Stock for $6.50 per share in cash. Horizon PRSM accepted for payment all of the shares of Common Stock validly tendered and not withdrawn pursuant to the Offer to Purchase, which expired at midnight on Friday, December 20, 1996. As a result, pursuant to the Offer to Purchase, Horizon PRSM acquired 8,007,886 shares of Common Stock or 96.2% of the outstanding shares of Common Stock. On December 30, 1996, Horizon PRSM was merged with and into Pacific Rehab, and as a result, a wholly owned subsidiary of Parent currently owns all of the issued and outstanding shares of Common Stock.


                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date: December 30, 1996                         HORIZON PRSM CORPORATION

                                                By: /s/Scot Sauder
                                                   Scot Sauder
                                                   VICE PRESIDENT--LEGAL AFFAIRS

Date: December 30, 1996                         HORIZON/CMS HEALTHCARE CORPORATION

                                                By: /s/Scot Sauder
                                                   Scot Sauder
                                                   VICE PRESIDENT--LEGAL AFFAIRS